United States securities and exchange commission logo





                             July 21, 2023

       Robert McBey
       Chief Executive Officer
       Calculator New Pubco, Inc.
       4221 W. Boy Scout Blvd. Suite 300
       Tampa, FL 33607

                                                        Re: Calculator New
Pubco, Inc.
                                                            Amendment No. to 1
                                                            Registration
Statement on Form S-4
                                                            Filed June 23, 2023
                                                            File No. 333-271665

       Dear Robert McBey:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 27, 2023 letter.

       Form S-4/A filed June 23, 2023

       Commercial Bancorp Merger Agreement, page 29

   1. We note the response to comment 3. Please provide us with financial information to support the fact that
the acquisition of Commercial Bancorp will not be significant and critical to the
Business Combination.
       Background of the Business Combination, page 105

   2. We note your response to our prior comment 9. Please revise to further explain how the negotiations with
Wilson-Davis and Commercial Bancorp came about in regards to this current business
combination, including when the negotiations were started.
 Robert McBey
FirstName  LastNameRobert
Calculator New Pubco, Inc. McBey
Comapany
July       NameCalculator New Pubco, Inc.
     21, 2023
July 21,
Page  2 2023 Page 2
FirstName LastName
Unaudited Prospective Financial Information of the Company, page 110

3. We note your response to comment's 8 and 10. Please revise here to state that you have not included historical or pro forma information from Commercial Bancorp because the intended merger is not considered probable or critical to this offering. In light of the fact that you have included results from Commercial Bancorp within your projections, please
         address and quantify the impact to the Company   s projections and
planned operations if
         the acquisition of Commercial Bancorp or another banking institution does not occur, due to the substantial uncertainty regarding shareholder or regulatory approval for such an acquisition.
4. Please include in your discussion of assumptions, that you are assuming you will be able to complete the acquisition of Commericial Bancorp, or some other FDIC institution, as you discuss at page 29. Please include disclosure regarding the assumed benefits that such an institution can provide for your combined company, beyond the revenue such a banking institution could make on a standalone basis, or advise. We note your disclosure at page 29 that the expected income from Commercial Bancorp in not expected to be material. Please explain why a FDIC institution is important to your overall business plan, and discuss in the risk factors section any risks to your business plan if you are not able to acquire such an FDIC institution.
5. Please clearly describe the reasons the projections were prepared and the purpose of inclusion in the registration statement.
6. Please balance the disclosure accompanying the initial and updated projections provided at page 112 by explaining why you revised your initial projections, and what, if any, underlying assumptions changed. Please explain what changes were made and explain any different assumptions.
7. Please balance the provided projections by including 2022 historical results, to the extent practicable, to place the projections in context, or advise. Please discuss any assumptions about the to be acquired companies operating together, and associated costs or synergies.
8. We note your disclosure on page 159, in regards for accounting for the transaction, that the acquisition of Commercial Bancorp is neither probable or significant. We also note the projections in the Initial Projections and Updated Projections tables include
         Commercial Bancorp. Please explain the reason for including Commerical Bancorp in your projections. Please balance the disclosure to discuss the possible impact on your projections if you do not complete the acquisition of Commercial Bancorp or another
         FDIC institution, as you discuss the possibility of pursuing another similar institution at page 29.
9.       We note the assumptions disclosed for Commercial Bancorp beginning on page 114,
         which include, but are not limited to, your assumption that Commercial Bancorp's loan portfolio grows aggressively at Year 1, that an investment in marketable securities increases as cash balances increase and carried out under strict and conservative
 Robert McBey
FirstName  LastNameRobert
Calculator New Pubco, Inc. McBey
Comapany
July       NameCalculator New Pubco, Inc.
     21, 2023
July 21,
Page  3 2023 Page 3
FirstName LastName
         treasury investment policies, and your deposit growth. In regard to assumptions for implied growth, please also balance your disclosure to explain any other factors assumed, such as macroeconomic factors. For each material assumption, please disclose whether such projection is consistent with historical performance. If a projection is not consistent with historical performance, please disclose why you believe the projection is appropriate and explain any basis for the expected results. Provide the factors or contingencies that would affect such projection from ultimately materializing. Similarly revise in regard to projections included for Wilson-Davis, and Technology assets to be acquired, and elsewhere, as applicable.
10. Please provide additional disclosure describing the strict and conservative treasury investment policies you reference on page 114.
Pro Forma Condensed Combined Balance Sheet as of March 31, 2023, page 155

11. Please revise to ensure the pro forma note references on page 155 are correctly identified and agree with the pro forma balance sheet adjustments, as disclosed, beginning on page
         160.
Note 3 - Pro Forma Adjustments
Note (B) Derived from the audited consolidated balance sheet as of March 31, 2023, page 160

12. Please revise to indicate that the financial information for Quantum as of March 31, 2023 is unaudited.
13.      We note the reference to    adjustment 9    however, there is no
apparent    adjustment 9
         disclosed. Please revise your disclosures as needed.
14.      Please revise to more clearly address the meaning of    deficient cash
free net working
         capital    and how the respective amounts have been determined as well as the relevance of
         this disclosure. Also, address the reasons and basis for normalized working capital being
         $0 given the nature of their business operations. In addition, please address the basis for using a valuation date as of December 31, 2022 and not March 31, 2023.
15. We note the response to comment 24. Please revise to disclose that there are no historical revenues for the software products expected to be contributed to AtlasClear and that
         AtlasClear   s management determined the fair value based on their
experience and
         expectations from running similar models in previous companies. AtlasFX and Rubicon, page 186

16. We note your response to comment 26. Please revise to disclose that no customers currently utilize the Atlas FX and Rubicon FX systems.
 Robert McBey
Calculator New Pubco, Inc.
July 21, 2023
Page 4

       You may contact Lory Empie at 202-551-3714 or Marc Thomas at 202-551-3452 if you
have questions regarding comments on the financial statements and related matters. Please contact Madeleine Mateo at 202-551-3465 or Susan Block at 202-551-3210 with any other questions.



FirstName LastNameRobert McBey                          Sincerely,
Comapany NameCalculator New Pubco, Inc.
                                                        Division of Corporation
Finance
July 21, 2023 Page 4                                    Office of Finance
FirstName LastName